UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

J. Alexander’s Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46609J106

(CUSIP Number)

MARIO D. CIBELLI

C/O MARATHON PARTNERS EQUITY MANAGEMENT, LLC

One Grand Central Place

60 East 42nd Street, Suite 2306

New York, New York 10165

(212) 490-0399

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 9, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46609J106

1	NAME OF REPORTING PERSON

Marathon Partners Equity Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		802,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

802,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

802,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 46609J106

1	NAME OF REPORTING PERSON

Mario D. Cibelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		802,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

802,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

802,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 46609J106

1	NAME OF REPORTING PERSON

Marathon Focus Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		77,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

77,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 46609J106

1	NAME OF REPORTING PERSON

Cibelli Research & Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		77,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

77,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 46609J106

1	NAME OF REPORTING PERSON

Marathon Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		725,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

725,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

725,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 46609J106

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Partners LP and Focus Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 725,000 Shares beneficially owned by Partners LP is approximately $7,193,564, excluding brokerage commissions. The aggregate purchase price of the 77,500 Shares beneficially owned by Focus Fund is approximately $682,130, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Marathon Partners supports the decision of the Issuer’s board of directors (the “Board”) to expand the strategic review process and hire a financial advisor in an effort to maximize shareholder value, but believes that serious concerns exist regarding:

1)	the Board’s historical missteps in not seeking the best outcome for outside shareholders;
2)

certain unusual options described in the Issuer’s August 9, 2019 press release announcing an expanded review of strategic alternatives – particularly those that may alter control of the Issuer without an appropriate reward to shareholders, or those that inequitably benefit Board members or affiliates;

3)	no indication of the formation of an independent, special committee of the Board to steer the strategic alternative review process;
4)	simultaneously lowering fiscal year 2019 guidance and registering shares for executive compensation (presumably for issuance); and
5)	the cessation of quarterly conference calls and separate investor calls, which appears to restrict shareholders from communicating with and providing constructive feedback to the management team and Board, ultimately disenfranchising shareholders.

Marathon Partners will continue to monitor the Issuer closely and may expand upon its concerns in the near future.

7

CUSIP No. 46609J106

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 14,695,176 Shares outstanding, which is the total number of Shares outstanding as of the close of business on August 8, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

A.	Marathon Partners
(a)	Marathon Partners, as the investment manager of each of Partners LP and Focus Fund, and the general partner of Partners LP, may be deemed the beneficial owner of the (i) 725,000 Shares owned by Partners LP and (ii) 77,500 Shares owned by Focus Fund.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 802,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 802,500
(c)	Marathon Partners has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Partners LP and Focus Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Mr. Cibelli
(a)	Mr. Cibelli, as the managing member of each of Cibelli Research and Marathon Partners, may be deemed the beneficial owner of the (i) 725,000 Shares owned by Partners LP and (ii) 77,500 Shares owned by Focus Fund.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 802,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 802,500
(c)	Mr. Cibelli has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Partners LP and Focus Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
8

CUSIP No. 46609J106

C.	Focus Fund
(a)	As of the close of business on August 13, 2019, Focus Fund beneficially owned 77,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 77,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 77,500
(c)	The transactions in the Shares by Focus Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Cibelli Research
(a)	Cibelli Research, as the general partner of Focus Fund, may be deemed the beneficial owner of the 77,500 Shares owned by Focus Fund.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 77,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 77,500
(c)	Cibelli Research has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Focus Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Partners LP
(a)	As of the close of business on August 13, 2019, Partners LP beneficially owned 725,000 Shares.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 725,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 725,000
(c)	The transaction in the Shares by Partners LP during the past sixty days is set forth in Schedule A and is incorporated herein by reference.
9

CUSIP No. 46609J106

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

10

CUSIP No. 46609J106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2019

Marathon Partners L.P.

By:	Marathon Partners Equity Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Focus Fund L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Cibelli Research & Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners Equity Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

/s/ Mario D. Cibelli
MARIO D. CIBELLI

11

CUSIP No. 46609J106

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

MARATHON FOCUS FUND L.P.

Sale of Common Stock	(2,800)	11.2283	06/28/2019
Sale of Common Stock	(600)	11.1525	07/01/2019
Sale of Common Stock	(1,600)	10.7000	07/09/2019
Sale of Common Stock	(2,500)	11.0000	07/18/2019
Sale of Common Stock	(2,500)	11.0132	07/26/2019
Sale of Common Stock	(7,500)	10.6793	08/08/2019
Sale of Common Stock	(5,000)	11.0350	08/09/2019

MARATHON PARTNERS L.P.

Sale of Common Stock	(25,000)	11.3055	08/12/2019